Exhibit 99.1

NEWS RELEASE

STRATASYS REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS

Company reports $167.6 million in revenue for the third quarter

Third quarter non-GAAP net income of $0.7 million, or $0.01 per diluted share; and GAAP net loss of $938.0 million, or ($18.06) per basic share

Company provides financial guidance for fourth quarter of 2015

Minneapolis & Rehovot, Israel, November 4, 2015 — Stratasys Ltd. (Nasdaq:SSYS), the 3D printing and additive manufacturing solutions company, today announced financial results for the third quarter of 2015.

Q3-2015 Financial Results Summary:

•                  Revenue for the third quarter of 2015 was $167.6 million, compared to $203.6 million for the same period last year.

•                  GAAP net loss for the third quarter was $938.0 million, or ($18.06) per basic share, compared to GAAP net loss of $31.3 million, or ($0.62) per basic share, for the same period last year.

•                  Non-GAAP net income for the third quarter was $0.7 million, or $0.01 per diluted share, compared to non-GAAP net income of $30.1 million, or $0.58 per diluted share, reported for the same period last year.

•                  The Company invested a net amount of $25.1 million in R&D projects (non-GAAP basis) during the third quarter, representing 15% of revenues.

•                  The Company used $17.9 million in cash for operations during the third quarter, and currently holds approximately $262.4 million in cash and cash equivalents, and short term bank deposits.

•                  Non-GAAP EBITDA for the third quarter amounted to a loss of $1.5 million.

•                  The Company sold 5,467 3D printing and additive manufacturing systems during the third quarter, and has sold a total of 141,395 systems worldwide as of September 30, 2015, on a pro forma combined basis.

The Company updated the goodwill impairment analysis of all of its reporting units. On the basis of its preliminary analysis, the Company recognized a non-cash goodwill and other intangible assets impairment expense of $910 million in the third quarter, primarily as a result of changes to the Company’s near-term cash flows projections which reflect, among other things, the increased uncertainty in the 3D printing environment. The impairment expense is subject to further adjustments pursuant to conclusion of the preliminary impairment test, which is expected to be completed within the next week and disclosed in the Company’s third quarter financial statements to be filed on Form 6-K.  Finalization of the impairment analysis is expected to occur later in the fourth quarter.

“Our third quarter results are a reflection of the difficult global macro-economic environment we have observed throughout the year that is negatively impacting most of our product lines,” said David Reis, chief executive officer of Stratasys. “We believe the current environment is primarily a result of weak investment in capital equipment, which has combined with the negative impact of excess capacity that we believe was created during a period of extraordinary growth for Stratasys, and the overall industry, during 2013 and 2014. Additionally, although we believe that overall penetration in the prototyping market remains low, the segment has matured to an extent that our customers now have a wide selection of technology offerings to evaluate, resulting in lengthened sales cycles. Despite these near-term challenges, we continue to observe significant market potential, and remain confident in our long-term growth prospects.”

Business Highlights:

•                  Launched a new branding initiative which reinforces Stratasys’ status as the leader within the additive manufacturing and 3D printing market.

•                  Released an in-depth industry survey, conducted through Stratasys Direct Manufacturing, which supports the Company’s longer-term growth opportunities.

•                  Further developed Go-to-Market strategies that focus on providing specialized expertise and tailored 3D printing solutions, including expansion of the Vertical Solutions and Strategic Accounts Management programs.

•                  Progressed in the ongoing reorganization of MakerBot, which include organizational enhancements and initiatives designed to improve operational efficiencies.

•                  Announced plans to showcase the Stratasys additive manufacturing ecosystem at the Formnext 2015 exhibition in Frankfurt, Germany this November.

“We are focused on long-term objectives and remain confident we will overcome near-term challenges,” continued Reis. “We will respond to the current market environment by implementing adjustments to our costs and operating structure, while remaining committed to a plan that we believe will help unlock the significant potential within our industry for our innovative solutions. In addition to transforming our brand and go-to-market strategies, we are working on significant advancements for existing platforms, as well as the development of new capabilities and business models. We are positioning our Company for the future, and remain confident of the significant opportunity ahead.”

2015 Guidance:

The Company provided financial guidance for the fourth quarter of 2015 as follows:

•                  Total revenue in the range of $160 to $175 million, with non-GAAP net loss in the range of $9 to $3 million, or ($0.17) to ($0.06) per diluted share.

•                  GAAP net loss of $35.3  to $28.3 million, or ($0.68) to ($0.54) per basic share.

•                  Non-GAAP earnings guidance excludes $17 million of projected amortization of intangible assets; $7 to $7.5 million of share-based compensation expense; $2.5 million in non-recurring expenses related to acquisitions; $4 to $5 million in reorganization and other related costs; and includes $5.2 to $5.7 million in tax expenses related to non-GAAP adjustments.

The Company is reviewing its long term operating model, and will provide an update when visibility has improved.

Stratasys Ltd. Q3-2015 Conference Call Details

The Company plans to hold a conference call to discuss its third quarter results on November 4, 2015 at 7:00 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://edge.media-server.com/m/p/svoedx39.

To participate by telephone, the domestic dial-in number is 866-270-6057 and the international dial-in is 617-213-8891.The access code is 66906702.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

For more than 25 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing — shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the Company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The Company’s solutions provide customers with unmatched design freedom and manufacturing flexibility — reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape and the Stratasys ecosystem includes 3D printers producing prototypes and parts; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and Thingiverse/GrabCAD communities with 5+ million free design components, printable files. With approximately 3,000 employees and 800 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com

Stratasys is a registered trademark of Stratasys Ltd. and/or its subsidiaries or affiliates.

Stratasys Investor Relations Contacts
Shane Glenn

Vice President — Investor Relations
+1-952-294-3416
shane.glenn@stratasys.com

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continues,” “believes,” “should,” “intended,” “projected,” “guidance,” “preliminary,” “future,” “planned,” “committed,”  and other similar words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of its acquired subsidiaries; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; further charges to non-cash goodwill and other intangible assets impairment expenses and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the Company’s annual report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (the “SEC”), and in other reports that the Company has filed with or furnished to the SEC from time to time. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise investors as to the risks and other factors that may affect its business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information provided within this press release includes financial results and projections that have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In addition, certain non-GAAP financial measures have been provided, which exclude certain charges, expenses and income. The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP. The non-GAAP financial measures have been included in an effort to provide information that investors may deem relevant to evaluate results from the Company’s core business operations and to compare the Company’s performance with prior periods. The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization of intangible assets, impairment charges, reorganization and other related costs, one time write off of deferred tax assets, and expenses associated with share-based compensation required under ASC 718. The Company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

(Financial tables follow)

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)

	September 30,	December 31,
	2015	2014

ASSETS

Current assets
Cash and cash equivalents	$232,219	$442,141
Short-term bank deposits	30,208	595
Accounts receivable, net	130,699	150,806
Inventories	140,783	123,385
Net investment in sales-type leases	10,702	8,170
Prepaid expenses	6,895	7,931
Deferred income taxes	30,366	25,697
Other current assets	19,108	37,903

Total current assets	600,980	796,628

Non-current assets
Goodwill	308,549	1,323,502
Other intangible assets, net	459,112	597,903
Property, plant and equipment, net	209,432	157,036
Net investment in sales-type leases - long term	17,769	14,822
Other non-current assets	32,129	9,216

Total non-current assets	1,026,991	2,102,479

Total assets	$1,627,971	$2,899,107

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$38,497	$37,359
Short term debt	—	50,000
Accrued expenses and other current liabilities	42,189	47,760
Accrued compensation and related benefits	36,130	42,332
Obligations in connection with acquisitions	5,949	28,092
Deferred revenues	49,273	45,023

Total current liabilities	172,038	250,566

Non-current liabilities
Obligations in connection with acquisitions - long term	4,784	26,461
Deferred tax liabilities	38,466	55,835
Deferred revenues - long-term	6,908	5,946
Other non-current liabilities	22,350	25,091

Total non-current liabilities	72,508	113,333

Total liabilities	244,546	363,899

Redeemable non-controlling interests	2,472	3,969

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 52,301 and 50,923 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively	141	139
Additional paid-in capital	2,600,286	2,568,149
Accumulated deficit	(1,211,048)	(33,871)
Accumulated other comprehensive loss	(8,699)	(3,647)
Equity attributable to Stratasys Ltd.	1,380,680	2,530,770
Non-controlling interest	273	469

Total equity	1,380,953	2,531,239

Total liabilities and equity	$1,627,971	$2,899,107

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$118,473	$160,200	$379,630	$443,542
Services	49,107	43,410	143,003	89,474
	167,580	203,610	522,633	533,016

Cost of sales
Products	80,796	85,437	246,833	219,853
Services	34,045	30,326	94,065	55,954
	114,841	115,763	340,898	275,807

Gross profit	52,739	87,847	181,735	257,209

Operating expenses
Research and development, net	35,398	23,353	88,142	59,081
Selling, general and administrative	106,512	110,803	306,701	256,349
Goodwill impairment	868,101	—	1,018,501	—
Change in the fair value of obligations in connection with acquisitions	(3,022)	5,578	(22,958)	(1,289)
	1,006,989	139,734	1,390,386	314,141

Operating loss	(954,250)	(51,887)	(1,208,651)	(56,932)

Financial expense	(3,505)	(1,384)	(9,340)	(2,383)

Loss before income taxes	(957,755)	(53,271)	(1,217,991)	(59,315)

Income tax benefit	(19,633)	(21,919)	(40,321)	(31,877)

Net loss	(938,122)	(31,352)	(1,177,670)	(27,438)

Net loss attributable to non-controlling interest	(164)	(24)	(493)	(24)

Net loss attributable to Stratasys Ltd.	$(937,958)	$(31,328)	$(1,177,177)	$(27,414)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(18.06)	$(0.62)	$(22.92)	$(0.55)
Diluted	(18.06)	(0.62)	(22.92)	(0.55)

Weighted average ordinary shares outstanding
Basic	51,941	50,490	51,437	49,717
Diluted	51,941	50,490	51,437	49,717

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended September 30, 2015			Three Months Ended September 30, 2014
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$118,473	$—	$118,473	$160,200	$—	$160,200
Services	49,107	—	49,107	43,410	—	43,410
	167,580	—	167,580	203,610	—	203,610

Cost of sales
Products	80,796	(31,892)	48,904	85,437	(26,760)	58,677
Services	34,045	(572)	33,473	30,326	(4,236)	26,090
	114,841	(32,464)	82,377	115,763	(30,996)	84,767

Gross profit	52,739	32,464	85,203	87,847	30,996	118,843

Operating expenses
Research and development, net	35,398	(10,324)	25,074	23,353	(4,178)	19,175
Selling, general and administrative	106,512	(36,400)	70,112	110,803	(42,936)	67,867
Goodwill impairment	868,101	(868,101)	—	—	—	—
Change in the fair value of obligations in connection with acquisitions	(3,022)	3,022	—	5,578	(5,578)	—
	1,006,989	(911,803)	95,186	139,734	(52,692)	87,042

Operating income (loss)	(954,250)	944,267	(9,983)	(51,887)	83,688	31,801

Financial income (expense)	(3,505)	2,705	(800)	(1,384)	—	(1,384)

Income (loss) before income taxes	(957,755)	946,972	(10,783)	(53,271)	83,688	30,417

Income taxes (benefit)	(19,633)	8,350	(11,283)	(21,919)	22,269	350

Net income (loss)	(938,122)	938,622	500	(31,352)	61,419	30,067

Net loss attributable to non-controlling interest	(164)	—	(164)	(24)	—	(24)

Net income (loss) attributable to Stratasys Ltd.	$(937,958)	$938,622	$664	$(31,328)	$61,419	$30,091

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(18.06)		$0.01	$(0.62)		$0.60
Diluted	(18.06)		0.01	(0.62)		0.58

Weighted average ordinary shares outstanding
Basic	51,941		51,941	50,490		50,490
Diluted	51,941		53,108	50,490		52,261

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods.  The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the “Reconciliation of Non-GAAP Adjustments” herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Nine Months Ended September 30, 2015			Nine Months Ended September 30, 2014
	GAAP	Adjustments*	Non-GAAP	GAAP	Adjustments*	Non-GAAP
Net sales
Products	$379,630	$—	$379,630	$443,542	$235	$443,777
Services	143,003	—	143,003	89,474	—	89,474
	522,633	—	522,633	533,016	235	533,251

Cost of sales
Products	246,833	(93,778)	153,055	219,853	(55,228)	164,625
Services	94,065	(2,823)	91,242	55,954	(5,010)	50,944
	340,898	(96,601)	244,297	275,807	(60,238)	215,569

Gross profit	181,735	96,601	278,336	257,209	60,473	317,682

Operating expenses
Research and development, net	88,142	(16,157)	71,985	59,081	(6,991)	52,090
Selling, general and administrative	306,701	(93,265)	213,436	256,349	(74,076)	182,273
Goodwill impairment	1,018,501	(1,018,501)	—	—	—	—
Change in the fair value of obligations in connection with acquisitions	(22,958)	22,958	—	(1,289)	1,289	—
	1,390,386	(1,104,965)	285,421	314,141	(79,778)	234,363

Operating income (loss)	(1,208,651)	1,201,566	(7,085)	(56,932)	140,251	83,319

Financial income (expense)	(9,340)	2,705	(6,635)	(2,383)	—	(2,383)

Income (loss) before income taxes	(1,217,991)	1,204,271	(13,720)	(59,315)	140,251	80,936

Income taxes (benefit)	(40,321)	16,444	(23,877)	(31,877)	34,153	2,276

Net income (loss)	(1,177,670)	1,187,827	10,157	(27,438)	106,098	78,660

Net loss attributable to non-controlling interest	(493)	—	(493)	(24)	—	(24)

Net income (loss) attributable to Stratasys Ltd.	$(1,177,177)	$1,187,827	$10,650	$(27,414)	$106,098	$78,684

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(22.92)		$0.21	$(0.55)		$1.58
Diluted	(22.92)		0.20	(0.55)		1.53

Weighted average ordinary shares outstanding
Basic	51,437		51,437	49,717		49,717
Diluted	51,437		52,715	49,717		51,573

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods.  The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the “Reconciliation of Non-GAAP Adjustments” herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net sales, products
Deferred revenue step-up	$—	$—	$—	$235

Cost of sales, products
Acquired intangible assets amortization	(12,317)	(14,328)	(39,523)	(41,582)
Impairment charges	(18,338)	(11,635)	(48,120)	(11,635)
Non-cash stock-based compensation expense	(372)	(797)	(2,833)	(2,011)
Reorganization and other related costs	(865)	—	(3,302)	—
	(31,892)	(26,760)	(93,778)	(55,228)
Cost of sales, services
Acquired intangible assets amortization	—	(536)	—	(537)
Non-cash stock-based compensation expense	(367)	(485)	(1,536)	(1,217)
Reorganization and other related costs	(49)	—	(124)	—
Merger and acquisition related expense	(156)	(3,215)	(1,163)	(3,256)
	(572)	(4,236)	(2,823)	(5,010)
Research and development, net
Non-cash stock-based compensation expense	(985)	(1,098)	(4,359)	(2,921)
Impairment charges	(7,546)	(3,000)	(7,546)	(3,000)
Reorganization and other related costs	(728)	—	(1,345)	—
Merger and acquisition related expense	(1,065)	(80)	(2,907)	(1,070)
	(10,324)	(4,178)	(16,157)	(6,991)

Selling, general and administrative
Acquired intangible assets amortization	(5,832)	(6,474)	(17,972)	(17,344)
Non-cash stock-based compensation expense	(3,112)	(5,217)	(15,432)	(15,262)
Merger and acquisition related expense	(9,773)	(31,245)	(22,616)	(41,470)
Reorganization and other related costs	(106)	—	(6,245)	—
Impairment charges	(17,577)	—	(31,000)	—
	(36,400)	(42,936)	(93,265)	(74,076)

Goodwill impairment	(868,101)	—	(1,018,501)	—

Change in the fair value of obligations in connection with acquisitions
Change in the fair value of obligations in connection with acquisitions	3,022	(5,578)	22,958	1,289

Financial expense
Credit facility extinguishment related costs	(2,705)	—	(2,705)	—

Income taxes
Tax expense related to non-GAAP adjustments	8,350	22,269	16,444	34,153

Net income	$938,622	$61,419	$1,187,827	$106,098

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Three Months Ended December 31, 2015

(in millions, except per share data)

GAAP net loss	($35.3) to ($28.3)

Adjustments
Stock-based compensation expense	$7 to $7.5
Intangible assets amortization expense	$17
Merger and acquisition related expense	$2.5
Reorganization and other related costs	$4 to $5
Tax expense related to Non-GAAP adjustments	($5.2) to ($5.7)

Non-GAAP net loss	($9) to ($3)

GAAP loss per share	($0.68) to ($0.54)

Non-GAAP loss per share	($0.17) to ($0.06)